

October 24, 2014

<u>Via E-mail</u>
Erez Antebi
Chief Executive Officer
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva, 49130 Israel

> **Re:** **Gilat Satellite Networks Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 000-21218**

Dear Mr. Antebi:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 5: Operating and Financial Review and Prospects, page 40</u>

<u>Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 47</u>

1. To provide greater context, please expand your narrative discussion on pages 47 and 48. We note several competitive trends impacting the network communications industry under your risk factor and overview sections. However, please supplement your financial disclosure with more in-depth analysis of events and developments affecting your operations. By way of example, include more robust disclosure of the factors driving decreased commercial sales and the nature of "certain international transactions" that yield higher margins in your defense segment.

Revenues, page 47

2.   Per your disclosure, the revenue decline in the Commercial Division was caused by a "revenue decrease in Latin America which was attributable to a delay in two projects, which revenues were shifted in 2014." Notwithstanding, you reported on page 60 that you received significant advance payments from customers, mainly in Latin America. Please tell us the reasons for the delay (i.e., funding, performance, etc.) and why you received significant advance payments despite the project delay. Further tell us the nature of these contracts which require significant advance payments and your basis for the timing and measurement of related revenues.

Gross profit, page 48

3.   In the Defense Division, please tell us the nature of certain high margin international transactions, which caused its gross profit margin to increase, despite the revenue slowdown caused by the US DOD sequestration and government shutdown.

Consolidated Statements of Cash Flows, page F-8

4.   Please revise your presentation to reconcile (consolidated) net loss to net cash provided by operating activities. Refer to ASC 230-10-45-28.

Note 2: – Significant Accounting Policies

n. Revenue recognition, page F-21

5.   We note your disclosure on page 9 concerning contracts with governments around the world for a significant portion of your revenues. We also note your recent awards, such as the $30 million contract from the Peruvian government for network construction, operation, and related services for 10 years. You also disclosed that as of December 31, 2013, you had a backlog of $228 million for equipment sales and revenues from multi-year service contracts. It does not appear that your accounting for these types of contracts is covered by the policies disclosed hereunder. Please tell us and disclose your basis of accounting for multi-year construction contracts. Refer to your basis in the accounting literature.

Note 11:- Taxes on Income, page F-52

6.   Please tell us why you incurred a significant domestic loss relative to foreign income during 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Alon Levy
        Gilat Satellites Network Ltd.

        Steven J. Glusband, Esq.
        Carter Ledyard & Milburn LLP